CALM COMPANY FUND, LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of June 16, 2021

THE LIMITED LIABILITY COMPANY INTERESTS EVIDENCED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION. SUCH LIMITED LIABILITY COMPANY INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT IN COMPLIANCE WITH THE 1933 ACT AND THE APPLICABLE STATE OR FOREIGN SECURITIES LAWS, PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM. IN ADDITION, TRANSFER OR OTHER DISPOSITION OF SUCH LIMITED LIABILITY COMPANY INTERESTS IS FURTHER RESTRICTED AS PROVIDED IN THIS AGREEMENT. PURCHASERS OF LIMITED LIABILITY COMPANY INTERESTS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CALM COMPANY FUND, LLC

This Amended and Restated Limited Liability Company Agreement of Calm Company Fund, LLC, a Delaware limited liability company (the "Company"), dated effective as of June 16th, 2021 (the "Effective Date"), is entered into by and among the Manager and the Persons (as defined below) listed in the books and records of the Company and on Exhibit A that become parties to this Agreement in accordance with its terms and are admitted to the Company as Members.

RECITALS

A. The Company acts as the General Partner and management company for several venture capital funds operating under the name Calm Company Fund (previously Earnest Capital).

B. The Company is amending and restating this Agreement in connection with its sale of Class CF Units (as defined below) to investors in a Title III equity crowdfunding in which it intends to raise $2,000,000.

C. Investors are investing in the Company specifically to acquire a share of the carried interest the Company holds in its current and future venture capital funds, not a share of its operating income from management fees or any of its other types of income. The carried interest is the Company's share of the profits from investments by the Funds at the direction of the Company which is disproportionate to the capital contributed by the Company to the Fund(s) for the investment (in the existing funds the carry is 20%).

D. The Company currently has issued 18,000,000 shares of Class A Units, all of which are owned by the founders and team members of the Company.

E. The Company has authorized the issuance of up to 2,000,000 Class CF Units, which will share in the profits derived by the Company from any carried interests it holds in proportion to Class CF Units held over all units of the Company outstanding.

AGREEMENT

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

SECTION 1
DEFINITIONS

1.1 Definitions. Capitalized terms which are not defined in this Agreement shall have the meanings given them on ***Appendix A.***

SECTION 2
ORGANIZATION

2.1 **Formation**. The Company was formed in Delaware as a limited liability company by the filing in the State of Formation of a Certificate of Formation pursuant to the Act on November 30, 2018.

2.2 **Continuation of Company**. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All actions taken by the Company, the Manager, or their respective agents to effect the formation of the Company, including, without limitation, the execution and filing of the Certificate of Formation by the authorized signatory identified therein, are hereby approved, ratified, confirmed, and adopted in all respects.

2.3 **Name**. The Company's business shall be conducted under its name as set forth above or such other names that comply with applicable law as the Manager may select from time to time.

2.4 **Registered Office; Registered Agent**. The Company's registered agent is currently Harvard Business Services Inc., and the registered office of the Company in Delaware is currently 16192 Coastal Highway, Lewes, DE 19958. The Manager may designate a different registered office or agent (which need not be a place of business of the Company) as the Manager may from time to time determine in his sole discretion in the manner provided by law.

2.5 **Principal Office; Other Offices.** The principal office of the Company shall be at such place as the Manager may designate from time to time, which need not be in the state where the Company is formed. The Company may change the principal office or have such other offices as the Manager may designate from time to time.

2.6 **Purposes**. The purposes of the Company are to (a) provide a full range of investment advisory and management services to, and act as a general partner and management company of, or serve in a similar capacity with respect to, investment partnerships, limited liability companies or similar investment vehicles that the Manager and or her Affiliates may elect to form from time to time to pursue a venture fund investment strategy under the name "Earnest Capital" or "Calm Company Fund," or whatever other name the Manager may decide on from time to time (each such investment vehicle, a "Fund" and collectively, the "Funds") and (b) engage in any activity necessary or incidental to the foregoing purpose or in which limited liability companies may engage under the Act.

2.7 **Term**. The Company shall have perpetual existence unless sooner terminated in accordance with the provisions of this Agreement.

2.8 **No State Law Partnership**. The Members intend that the Company shall not be a partnership or joint venture, and that no Member shall be a partner or joint venturer of any other Member in connection with this Agreement, for any purpose other than federal, state and local tax purposes, and the provisions of this Agreement shall not be construed otherwise.

2.9 **<u>Fiscal Year</u>**. The fiscal year of the Company (the "***Fiscal Year***") shall end on December 31 of each calendar year or such other date as determined by the Manager.

2.10 **<u>Classes of Interests</u>**. The Company shall have multiple classes of Membership Interests as determined from time to time by the Manager. The initial classes of Membership Interests shall be:

(a) "<u>Class A Units</u>" and the Members holding (and entitled to hold) such Units shall be "<u>Class A Members</u>"; and

(b) "<u>Class CF Units</u>" and the Members holding (and entitled to hold) such Units shall be "<u>Class CF Members</u>". The Class CF Units are being issued in accordance with that certain offering (or offerings) of the equity securities of the Company in reliance on Section 4(a)(6) of the Securities Act of 1933 ("<u>Regulation CF</u>") and shall only be held by Persons who acquired such Membership Units in connection with such Regulation CF offering (or offerings).

The Manager has the power and the authority to issue additional Membership Units and/or create new classes or series of Membership Units at any time and from time to time. The Manager may condition the entry of any Person as a new or substituted Member in the Company on any basis the Manager sees fit.

2.11 **<u>The Calm Company Funds</u>**. The Company, to the extent that its powers and authorities permit, shall cause the Funds to operate pursuant to their respective limited partnership agreements, operating agreements or other governing documents (each such agreement, a "<u>Fund Agreement</u>" and collectively, the "<u>Fund Agreements</u>"), as applicable.

2.12 **<u>Conversion to Corporation</u>**. The Company may in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "<u>Conversion</u>"). Any such Conversion may be approved by the Manager in his sole and absolute discretion. In the event that the Manager approves such a Conversion, then, each Member agrees to take any and all actions as are reasonably necessary and as reasonably requested by the Manager to give effect to the Conversion.

SECTION 3
MANAGEMENT

3.1 **<u>Management of the Company</u>**.

(a) Management and control of the Company shall be vested exclusively in the Manager, and the business and affairs of the Company shall be managed under the direction of the Manager.

(b) The Manager shall always retain the authority to make management decisions notwithstanding any delegation of duties by the Manager to any officer, employee or agent.

(c) The Manager may, but shall not be required to, designate one or more officers, employees or other agents who shall have such duties and shall perform such functions as may be delegated to them by the Manager.

(d) The Manager shall have the authority to act for and bind the Company, and any person dealing with the Company shall be entitled to rely upon the Manager's authority to act without further inquiry. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act. The Manager shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by members of a limited liability company under the laws of the state of the Company's formation.

3.2 Authority of the Manager. The Manager shall have the power on behalf of and in the name of the Company to take any action or make any decisions hereunder on behalf of the Company in furtherance of the purposes and obligations of the Company as set forth in this Agreement to carry out any and all of the objects and purposes of the Company and to perform all acts and enter into and perform all contracts and other undertakings which it may deem necessary or advisable or incidental thereto, including, without limitation, the power to:

(a) invest (and reinvest any income earned thereon) the cash balances of the Company in any money market instruments it deems appropriate;

(b) borrow or raise monies, on behalf of the Company, and, from time to time without limitation as to amount or manner and time of repayment, issue, accept, endorse and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and other negotiable or non- negotiable instruments and evidences of indebtedness, and secure the payment of such or other obligations by mortgage upon, or hypothecation or pledge of, all or part of the property of the Company, whether at the time owned or thereafter acquired;

(c) open, maintain and close bank accounts and brokerage accounts in the name of the Company as a whole and draw checks or other orders for the payment of monies in respect thereof;

(d) do any and all acts and things on behalf of the Company, and exercise all rights of the Company, with respect to its interest in any Person, including, without limitation, participation in arrangements with creditors, the institution and settlement or compromise of suits and administrative proceedings and other like or similar matters;

(e) approve the disclosure of the Company's confidential information;

(f) recall distributions from the Members in order to satisfy liabilities of the Company (including indemnification obligations);

(g) adjust allocations to Members in order to effectuate the economic arrangements of the Members;

(h) modify allocations of profits and losses, and all items of income, gain, loss, deduction and credit in order to comply with the Code section 704 and the Regulations promulgated thereunder;

(i) distribute available Cash or property from the Company to the Members, at such times and in such amounts as determined by the Manager in his sole discretion;

(j) collect unpaid interest in connection with any tax withholding from amounts otherwise distributable to a Member or through exercise of any and all rights and remedies available to a creditor;

(k) organize one or more corporations, partnerships or other entities (foreign or domestic) formed to hold record title, as nominee for the Company, to securities or funds attributable to the Company;

(l) engage personnel, whether part-time or full-time, attorneys, accountants, appraisers, other advisers or such other Persons as it may deem necessary or advisable;

(m) compensate any Member for services rendered by such Member to the Company;

(n) approve a Conversion and take any and all actions as are reasonably necessary to give effect to such Conversion;

(o) approve an Approved Sale of the Company;

(p) approve the withdrawal of capital from the Company by a Member;

(q) approve the transfer of Membership Interests by a Member, admit a substituted Member;

(r) charge a transferee's Capital Account in connection with any Transfer Expenses incurred in connection with such transferee's transfer;

(s) resign and appoint an Affiliate of the Manager as the Manager of the Company;

(t) dissolve and wind up the affairs of the Company;

(u) amend or modify this Agreement, subject to the limitations contained herein;

(v) remove any officer of the Company, with or without cause, subject to any employment agreement or other similar written agreement between the Company and such officer; and

(w) authorize any Member, employee or other agent to act for, or on behalf of, the Company as to the foregoing and all matters pertaining hereto.

3.3 Other Authority of the Manager. The Manager is hereby authorized (but not required) to take any action it has determined in good faith to be necessary, desirable, or appropriate in order that (i) the Company not be an "investment company" as such term is defined in the Investment Company Act; (ii) the Company not be in violation of the Advisers Act; (iii) each of the Company, the Members, and each of their respective Affiliates not be subject to a material adverse effect as a result of their Interest in the Company, services provided to or by the Company, as applicable; (iv) each of the Company, the Members, the Manager, and each of their respective Affiliates, not be in violation of any law or regulation applicable to such party, or (v) the Company's assets not be treated as "plan assets" for purposes of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation:

(a) making structural, operating, or other changes in the Company by amending this Agreement in order to cure any violation of law or regulation;

(b) requiring the sale, in whole or in part, of any Member's Interest in the Company, or otherwise causing the withdrawal of any Member from the Company; and/or

(c) dissolving the Company.

(d) Any action taken by the Manager pursuant to this section shall not require the approval of any Member.

3.4 **Removal or Resignation of the Manager**. The Manager may not be removed. The Manager may resign and appoint an Affiliate of the Manager as the Manager of the Company without the consent of any Member.

3.5 **Events Affecting the Manager**. If the Manager withdraws, resigns, or dies, a successor Manager may be promptly appointed by vote of holders of a majority of the Class A Unit holders of the Company. The death, withdrawal, bankruptcy, dissolution, liquidation, reorganization, merger, sale of all or substantially all the stock or assets of, or other change in the ownership or nature of the Manager shall not dissolve the Company, and upon the happening of any such event, the affairs of the Company shall be continued without dissolution by the Manager or any successor entity.

3.6 Officers.

(a) Designation and Appointment. The Manager may (but need not), from time to time, designate and appoint one or more persons as an officer of the Company. No officer need be a resident of any particular state, the Member or the Manager. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers. Unless the Manager otherwise decides, if the title is one commonly used for officers of a business corporation formed, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager pursuant to this section. Each officer shall hold office until such officer's successor shall be duly designated and shall qualify or until such officer's death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Manager.

(b) Resignation; Removal. Any officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Manager in its discretion at any time subject at all times to any employment agreement or other similar written arrangement between the Company and such officer. Any vacancy occurring with respect to any officer position of the Company may be filled by the Manager.

3.7 Liability of Parties. The Manager shall not be liable to the Company for (i) the performance of, or the omission to perform, any act or duty on behalf of the Company if, in good faith, the Manager determined that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct, (ii) the termination of the Company and this Agreement pursuant to the terms hereof, or (iii) the performance of, or the omission to perform, any act on behalf of the Company in good faith reliance on advice of legal counsel, accountants or other professional advisors to the Company. This Agreement is not intended to, and does not, create or impose any fiduciary duty on the Manager (or any Member) or any officer. Furthermore, to the extent permitted by law, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by law, and in doing so, acknowledges and agrees that the duties and obligation of the Manager (or any Member) or officer to each Member and to the Company are only as expressly set forth in this Agreement. To the extent that, at law or in equity, the Manager (or any Member) or any officer has duties (including fiduciary duties) and liabilities relating thereto to the Company or to the Members, the Manager (or Member) or officer shall not be liable to the Company or any Member for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of the Manager (or any Member) or officer otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager (or any Member). Notwithstanding the foregoing, this section should not be construed as relieving, or attempting to relieve, the Manager (or any Member) or officer from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) to the extent, but only to the extent, relieving the Manager (or Member) from such liability would be in violation of law.

3.8 Indemnification of Manager. The Company, its receiver or its trustee shall indemnify, defend and hold the Manager, his Representatives, each officer of the Company, if any, and his, her, it's or their respective heirs, personal representatives, successors and assigns (each, an "Indemnified Party" and collectively, the "Indemnified Parties") harmless from and against any expense, loss, damage or liability incurred or connected with, or any claim, suit, demand, loss, judgment, liability, cost or expense (including reasonable attorneys' fees) arising from or related to, the Company or any act or omission of the Indemnified Parties on behalf of the Company, and amounts paid in settlement of any of the foregoing; *provided*, that the same were not the result of fraud, gross negligence or reckless or intentional misconduct on the part of the Indemnified Party against whom or which a claim is asserted. The Company may advance to any Indemnified Party the costs of defending any claim, suit or action against such Indemnified Party if such Indemnified Party undertakes to repay the funds advanced, with interest, if such Indemnified Party is not entitled to indemnification under this section.

3.9 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself and any Indemnified Party against any expense, liability or loss.

SECTION 4
MEMBERS

4.1 Members; Initial Capital Contributions. The Class A Members of the Company are listed on the books and records of the Company, each of which has executed this Agreement and is a Member of the Company. Each Class A Member's initial Capital Contribution, if any, is set forth in the books and records of the Company. The Class CF Members of the Company are listed on the books and records of the Company, each of which has agreed to be bound by this Agreement and upon such agreement has been admitted to the Company. Each Class CF Member's initial Capital Contribution is set forth in the books and records of the Company.

4.2 Limited Liability.

(a) Except as otherwise provided in this Agreement or the Act, no Member (or former Member) shall be liable for the obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in this Agreement, any amounts distributed by the Company to such Member; *provided*, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company.

(b) Notwithstanding anything else herein to the contrary, to satisfy a particular liability of the Company (including any indemnification obligation), in addition to any other ability of the Company to recall distributions pursuant to law or this Agreement, each Member (or former Member) may, in the sole and absolute discretion of the Manager, and on not less than ten (10) business days' advance written notice, be required to return distributions up to, but in no event in excess of, the aggregate amount of distributions actually received by each such Member from the Company (less any such amounts already recalled and not redistributed).

4.3 Investment Representation. Each Member, by agreeing to be bound to this Agreement, represents and warrants that its Membership Interest in the Company has been acquired by it for its own account, for investment and not with a view to resale or distribution thereof and that it is fully aware that in agreeing to admit it as a Member, the Manager and the Company are relying upon the truth and accuracy of such representation and warranty.

4.4 Notices. Except as expressly provided in this Agreement, all notices, consents, waivers, requests or other instruments or communications pursuant to this Agreement shall be deemed given, if in writing, signed by the party giving the same, and delivered by hand, sent by electronic transmission, or sent by registered or certified United States mail, return receipt requested, postage prepaid, or by a recognized overnight delivery service, addressed, in the case of the Company, to the Company at its principal place of business, and, in the case of a Member, to such Member at the address set forth in the Company's books and records. A Member may by notice to the Company specify any other address for the receipt of such notices, instruments or communications. Except as expressly provided in this Agreement any notice, instrument or other communication shall be deemed properly given when sent in the manner provided in this section. The Manager intends for all communications to Members be made by electronic transmission.

4.5 Meetings of the Members. The Company shall not be required to hold annual or other meetings of the Members. Subject to the foregoing, a meeting of the Members may be called at any time by the Manager. If called, the Manager shall give written notice of the meeting to each invited Member not less than three (3) days before each meeting. The Manager may hold meetings of all Members, or subsets of Members, such as just Class CF Members, or just Class A unit holders. The notice shall state the time, place and purpose of the meeting. Notwithstanding the foregoing provisions, each Member who is entitled to notice waives notice if, before or after the meeting, the Member signs a waiver of notice. Members may participate in a meeting by telephone conference or similar communications equipment by means of which all persons participating in the meeting can speak to and hear each other. Such participation shall constitute presence in person at the meeting.

4.6 Other Activities. Except as otherwise provided herein, each of Members and the Manager are entitled to engage in and/or possess any interest in other businesses and investment ventures or transactions, of any nature or description, independently or with others, whether existing as of the date hereof or hereafter coming into existence, and whether or not directly or indirectly competitive with the business of the Company and no party shall be obligated to present any investment or business opportunity to the Company, even if such opportunity involves a business similar to the Company's business.

4.7 Additional Members; Additional Capital Contributions.

(a) The Manager may admit additional members as such times and on such terms as determed by the Manager in his sole discretion. As a condition of such admission, the Manager may require that such additional member(s) execute such documents as requested by the Manager, including, for example, a counterpart signature page and agree to be bound by this Agreement.

(b) No Member shall be obligated to make any additional Capital Contribution to the Company unless they otherwise enter into a written agreement with the Company to that effect.

(c) All capital contributions approved by the Manager shall be credited to the contributing Member's Capital Account.

4.8 Return of Capital Contributions. Except as otherwise expressly provided herein, no Member shall be entitled to the return of any part of his Capital Contributions or to be paid interest in respect of his, her or its Capital Contributions. No Member shall have any personal liability for the return of the Capital Contribution of any other Member and no Member shall have any priority over any other Member with respect to the return of any Capital Contribution.

SECTION 5
CAPITAL ACCOUNTS; ALLOCATIONS

5.1 Capital Accounts. The Company will establish and maintain for each Member a capital account, in accordance with the Code and the Treasury Regulations.

5.2 Allocations.

(a) Subject to any special allocations required to be made pursuant to this Agreement, Income and Losses will be allocated to the Members in accordance with their Percentage Interests; provided, however, that no income, gain, loss, credit or any other similar item shall be allocated to the Class CF Members except for such items allocated to the Company based on its carried interest in its various Funds. Allocations shall be limited to the extent necessary to ensure that no item of income, gain, or deductible loss realized (or deemed to have been realized on a distribution in kind) before the admission of any new Member shall be allocated to such Member.

(b) Allocations of book and tax items with respect to property contributed by any Member shall be made solely for federal income tax purposes as required by section 704(c) of the Code using whatever method the Manager chooses in his sole discretion. Following any revaluation of the Company's assets and the adjustment of any Member's Capital Account pursuant to Regulations Section 1.704-1(b)(2)(iv)(f) to reflect such revaluation, the Members' Capital Accounts shall be adjusted for various items as computed for book purposes with respect to such revalued assets as required by Regulations Section 1.704-1(b) and the Members' shares of such items as computed for tax purposes with respect to such items shall be determined as required by Regulations Section 1.704-1(b).

(c) Any provisions as are required to have a "qualified income" offset within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d), or any successor thereto, and the provisions of that section defining a qualified income offset are included in this Agreement.

(d) Notwithstanding any other provision of this Agreement to the contrary, if in any year there is a net decrease in the amount of the Company's Minimum Gain (within the meaning of Regulations Section 1.704-2(d)), or any successor thereto, then each Member shall first be allocated items of gross income for such year equal to that Member's share of the net decrease in Company Minimum Gain (within the meaning of Regulations Section 1.704-2(g)(1), or any successor thereto).

(e) Any allocations of items of Income or Loss pursuant to Sections 5.2(c) or (d) shall be taken into account in computing subsequent allocations of Income or Losses pursuant to Sections 5.1(b) and (c) so that the net amounts of the allocations under this Section 6 shall, to the maximum extent possible, be equal to the net amounts that would have been allocated pursuant to this Section 5 if there had been no allocations pursuant to Sections 5.2(c) or (d).

(f) If any Unit is transferred, or there are additional units issued after the admission of any new Member under this Agreement during any Fiscal Year of the Company, Income or Losses for such Fiscal Year shall be allocated between the Member and Assignee by the Managers using any method permitted under the Code.

SECTION 6
DISTRIBUTIONS

6.1 Distributions. The Company will make distributions of cash or other items of property to the Members at such times and in such amounts as the Manager may determine in his sole discretion. Distributions will be made to Members in the same way Income and Losses are allocated to them over the life of the Company in accordance with the terms of this Agreement.

Notwithstanding any other provision in this section, all amounts distributed in connection with a liquidation of the Company, or the sale or other disposition of all or substantially all of the assets of the Company that leads to the liquidation for the Company, shall be distributed to the Members in accordance with and in proportion to, their respective Capital Account balances, as adjusted for all Company operations up to and including the date of such distribution (including allocations under Section 5).

6.2 Non-Cash Distributions. If any non-cash assets of the Company shall be distributed in kind, such assets shall be distributed on the basis of the then fair market value thereof as determined in good faith by the Manager.

6.3 Tax Withholding.

The Company shall withhold from payments and distributions to a Member and remit to the appropriate government authority any amounts required to be withheld under the Code, Regulations, or state, local, or foreign tax law. All amounts so withheld shall be treated as paid or distributed, as the case may be, to the Member for all purposes of this Agreement.

Each Member hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to income attributable to or distributions or other payments to such Member. Notwithstanding anything to the contrary in Section 6.7, to the extent that the Code, Regulations, or state, local, or foreign tax law requires the Company to remit to a governmental authority an amount with respect to a Member that exceeds the amount then otherwise distributable to such Member, the excess shall be treated for all purposes of this Agreement as if it had been loaned to such Person, and the Manager shall cause the Company to give prompt written notice to such Person of the date and amount of such loan. Each Member covenants, for itself, its successors, assigns, heirs, and personal representatives, that such Person shall pay to the Company at any time after notice of the loan has been given, but not later than five (5) business days after the Company delivers a written demand to such Person for such repayment (which demand may be made at any time prior to or after the dissolution of the Company or the Manager or the withdrawal of such Person or its predecessors from the Company); *provided*, *however*, that if any such repayment is not made within such five (5) business day period: (x) such Person shall pay interest to the Company at a rate equal to the one-year Treasury Bill rate plus four percent (4%) compounded annually for the entire period commencing on the date on which the Company paid such amount and ending on the date on which such Person repays such amount to the Company together with all accrued but previously unpaid interest; and (y) the Company, in the sole and absolute discretion of the Manager, may (i) collect such unpaid amounts (including interest) from amounts otherwise distributable to such Member under Section 6.1 or Section 9.2 of this Agreement, and (ii) the Company may exercise any and all rights and remedies to collect such sum from such Member that a creditor would have to collect a debt from a debtor under applicable law. Any payment made by a Member to the Company pursuant to this section shall not constitute a Capital Contribution.

6.4 Certain Distributions Prohibited. Notwithstanding anything in this Section 6 to the contrary notwithstanding: (a) no distribution shall be made to any Member if, and to the extent that, such distribution would not be permitted under the Act; and (b) no distribution shall be made to any Member to the extent that such distribution, if made, would cause the deficit balance, if any, in the Capital Account of such Member to exceed such Member's aggregate Capital Contributions, or would further reduce an existing balance (as so determined) that is already negative in an amount exceeding such Member's aggregate Capital Contributions.

6.5 Loans to Members. Except as otherwise provided in this Agreement, the Company shall not make any loans to any Class CF Member. The Company may make loans to any Class A Member, with the consent of the Manager, which consent may be withheld in its sole discretion.

6.6 Compensation of the Members. Without the consent of the Manager, the Company shall not compensate any Member for services rendered by such Member to the Company. Such compensation, if paid, shall be treated as an expense of the Company.

6.7 Withdrawals of Capital. Except as otherwise provided in this Agreement, no Member may withdraw capital from the Company without the consent of the Manager.

SECTION 7
TRANSFERS OF INTERESTS; NO WITHDRAWAL

7.1 Restrictions on Transfer.

(a) Units may not be transferred without the prior written consent of the Manager, which the Manager may deny, withhold or condition on any basis (a "***Permitted Transfer***"). Units that transfer by operation of law shall remain subject to the restrictions of this Agreement, and any successor holders of Units by operation of law shall be bound by this Agreement as if they had executed a counterparty signature page hereto.

(b) In addition to the restrictions on transfer set forth in Section 7.1(a) above, Class CF Interests may not be Transferred by any Class CF Member during the one-year holding period beginning when the Class CF Interests were issued, unless such Class CF Interests are transferred: (i) to the Company; (ii) to an "accredited investor" (as such term is defined by Rule 501(d) of Regulation D promulgated under the Securities Act); (iii) as part of an initial public offering; or (iv) to a member of the family of the Class CF Member or the equivalent, to a trust controlled by the Class CF Member, to a trust created for the benefit of a member of the family of the Class CF Member or the equivalent, or in connection with the death or divorce of the Class CF Member or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships.

(c) Each Member acknowledges that the restrictions on Transfer of Interests set forth herein are imposed to accomplish legitimate purposes of the parties hereto, and that such restrictions are not more restrictive than necessary to accomplish such purposes. Each Member acknowledges that no Interests, whether now owned or hereafter acquired by such Member, nor any right, title or interest therein, shall be subject to any Transfer except in compliance with the terms and conditions of this Agreement.

7.2 Right of First Refusal.

(a) As a condition of admission to the Company, the Manager may require Members to execute a right of first refusal agreement with the Company, entitling the Company to purchase the Units the Member proposes to sell or transfer to any third party.

7.3 Involuntary Transfers. In the event that the Interests owned by any Member shall be subject to an involuntary Transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary Transfer, unless, in the case of this clause (b), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary Transfer, (c) a Transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Interests or Class CF Interests) unless such Transfer constitutes a Permitted Transfer, or (d) Disability (each such subsections (a) through (e), an "Involuntary Transfer"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed Transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed Transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.

7.4 Required Reimbursement and Indemnification. The transferor of any Membership Units in the Company hereby agrees to reimburse the Company, at the request of the Manager, for any expenses reasonably incurred by the Company in connection with such Transfer, including any legal, accounting, and other expenses ("Transfer Expenses"), whether or not such Transfer is consummated. If the transferor has not reimbursed the Company for any Transfer Expenses incurred by the Company in consummating a Transfer within five (5) business days after the Manager has delivered to such Member written demand for payment, the Manager, in its sole and absolute discretion, may charge the transferee's Capital Account with any such Transfer Expenses. In addition, the transferor and transferee shall indemnify the Company and the Manager against any loss, claim, damage or liability to which the Company or the Manager may become subject arising out of, related to, or in connection with any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such transferring Member or such transferee.

7.5 Admission of Substituted Members.

(a) Any transferee of a Membership Interest transferred in accordance with the provisions of this Section 7 shall be admitted as a substituted Member only with the Manager's prior written consent to such substitution (which may be withheld for any reason or for no reason).

(b) The Company shall not recognize for any purpose any purported Transfer of all or any part of a Member's Interest in the Company, and no purchaser, assignee, transferee, or other recipient of all or any part of such Interest shall become a substituted Member hereunder unless:

(i) the provisions of Sections 7.1 - 7.4 shall have been complied with;

(ii) the Manager shall have been furnished with the documents effecting such Transfer, in form reasonably satisfactory to the Manager, executed and acknowledged by both the seller, assignor, or transferor and the purchaser, assignee, transferee, or other recipient;

(iii) such purchaser, assignee, transferee or other recipient shall have represented that such Transfer was made in accordance with all applicable laws and regulations;

(iv) to the extent required by the Manager, in its sole and absolute discretion, the transferor shall have provided an opinion of counsel, satisfactory in form and substance to the Manager, to the effect that such Transfer shall not violate the U.S. Securities Act of 1933, as amended, or any other applicable securities laws, including the Investment Company Act;

(v) such Transfer, alone or together with any other Transfers, shall not cause the Company to be a "publicly traded partnership" under Section 7704 of the Code and the Regulations promulgated thereunder;

(vi) all necessary governmental consents and acknowledgments (if any) shall have been obtained in respect of such Transfer;

(vii) the books and records of the Company shall have been changed (which change shall be made as promptly as practicable) to reflect the admission of such substituted Member as a Member of the Company; and

(viii) all necessary instruments reflecting such admission (if any) shall have been filed in each jurisdiction in which such filing is necessary to qualify the Company to conduct business or to preserve the limited liability of the Members.

(c) The transferee of a Membership Interest transferred pursuant to this Section 7 that is admitted to the Company as a substituted Member shall succeed to the rights and liabilities of the transferor Member with respect to such transferred Units and, after the effective date of such admission, the Capital Contribution, and Capital Account of the transferor with respect to such transferred Units shall become the Capital Contribution, and Capital Account, respectively, of the transferee, to the extent of the Units transferred.

7.6 Void Transfers. Notwithstanding anything to the contrary herein, any Transfer by any Member of any Units in contravention of this Agreement or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to vote on any matter or any right to any profits, losses or distributions, receive reports or other information or to inspect the records, of the Company.

7.7 No Withdrawal Rights.

No Member may withdraw from the Company as a Member or otherwise terminate his, her or its Membership Interest without the consent of the Manager.

Notwithstanding the immediate foregoing, the Manager may require a Member to withdraw all or any portion of its Interest in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation in such a way as to expose the Company and/or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have a material adverse effect (whether legal, regulatory, tax or otherwise) on the other Members, the Company, the Manager or any of its or their Affiliates, including, without limitation, to avoid having the Company's assets treated as "plan assets" for purposes of ERISA.

7.8 Approved Sale; Drag Along. If the Manager approves a Sale of the Company (an "***Approved Sale***"), then each Member shall be deemed to vote for, consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding Units shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Units, each holder of Units shall agree to sell all of his, her or its Units and rights to acquire Units on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.

SECTION 8
DISSOLUTION AND LIQUIDATION

8.1 Dissolution.

(a) The Company shall be automatically dissolved and its affairs shall be wound up on the first to occur of the following: (a) at any time upon the written consent of the Manager, and (b) the resignation, death, withdrawal, insanity, expulsion, bankruptcy or dissolution of the last remaining Member or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company.

(b) Upon dissolution of the Company, the Company shall immediately commence to wind up its affairs and the Manager shall proceed with reasonable promptness to liquidate the business of the Company. During the period of the winding up of the affairs of the Company, the rights and obligations of the Members shall continue.

8.2 **Liquidation**.

(a) Upon a dissolution of the Company requiring the winding-up of its affairs, the Manager shall wind up the Company's affairs. The assets of the Company shall be sold within a reasonable period of time to the extent necessary to pay or provide for the payment of all debts and liabilities of the Company, and may be sold to the extent deemed practicable and prudent by the Manager.

(b) The net assets of the Company remaining after satisfaction of all such debts and liabilities and the creation of any reserves under Section 8.2(c), shall be distributed to the Members in accordance with Section 6.01, after giving effect to all contributions, distributions and allocations for all periods, including the period during which such liquidation occurs.

(c) The Manager may withhold from distribution under this section such reserves as are required by applicable law and such other reserves for subsequent computation adjustments and for contingencies, including contingent liabilities relating to pending or anticipated litigation or to Internal Revenue Service examinations. Any amount withheld as a reserve shall reduce the amount payable under this section. The unused portion of any reserve shall be distributed (with any interest earned thereon) pursuant to this section after the Manager shall have determined that the need therefor shall have ceased.

(d) If there is no Manager at the time of the winding up of the affairs of the Company under this section, all references to the Manager shall be deemed to be references to a liquidating trustee (the "Liquidating Trustee") selected by the personal representative, successor or assignee of the last remaining Manager. The Liquidating Trustee shall be subject to the benefits of Sections 3.2 and 3.8 as if the Liquidating Trustee were the Manager.

(e) If a Member has a deficit balance in his Capital Account after giving effect to all contributions, distributions and allocations for all taxable years, including the year in which the liquidation occurs, the Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed by such Member to the Company or to any other Person, for any purpose whatsoever.

SECTION 9
COMPANY PROPERTY; CONFIDENTIALITY

9.1 Company Property. Subject to any additional arrangements or agreement regarding Company property, the Company's property shall consist of all Company assets and all Company funds. Title to the property and assets of the Company may be taken and held only in the name of the Company or in such other name or names as shall be determined by the Manager. All property now or hereafter owned by the Company shall be deemed owned by the Company as an entity and no Member, individually, shall have any ownership of such property. Title to the assets and properties, real and personal, now or hereafter owned by or leased to the Company, shall be held in the name of the Company or in such other name or names as the Company shall determine; *provided*, *however*, that if title is held other than in the name of the Company, the Person or Persons who hold title shall certify by instrument duly executed and acknowledged, in form for recording or filing, that title is held as nominee and/or trustee for the benefit of the Company pursuant to the terms of this Agreement and an executed copy of such instrument shall be delivered to each Member.

9.2 Confidentiality. Each Member and the Manager shall maintain the confidentiality of information that is, to the knowledge of such Member or Manager, non-public information regarding(i) the Company or (ii) the business of the Company or its Affiliates, unless consented to in writing by the Manager, and except as may be requested or required to be disclosed by judicial or administrative process or by regulatory or supervisory authority or other requirement of law or directive of any governmental authority. Notwithstanding anything to the contrary herein, a Member or the Manager may disclose to any and all Persons any information that is or becomes generally available to the public other than as a result of the disclosure of such information by such Member or the Manager (or its Affiliates) in breach of this section.

SECTION 10
BOOKS AND RECORDS; REPORTS; TAX MATTERS

10.1 Maintenance of Records. The Company shall maintain true and correct books and records, in which shall be entered all transactions of the Company, and shall maintain all other records necessary, convenient or incidental to recording the Company's business and affairs, which shall be sufficient to record the allocation of profits, gains, losses and distributions as provided for herein. Company information, including information about the holders of Units, shall be kept confidential exempt as permitted by the Company or required to be disclosed by judicial or administrative process or by regulatory authority or other requirement of law (including federal securities laws) or directive of any governmental authority or stock exchange.

No Member shall in any event be entitled to a copy of the Schedule K-1 of any other Member.

10.2 Reports. The Company shall provide each Person who at any time during the Fiscal Year was a Member with an annual statement (including a Schedule K-1) indicating such Member's share of the Company's income, loss, gain, expense and other items relevant for U.S. federal income tax purposes.

(a) The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's Fiscal Year in accordance with Regulation CF.

(b) The Company may provide Members with performance and other updates on a periodic basis.

10.3 Tax Status. Each of the Members hereby recognizes that the Company intends and expects to be treated as a partnership for . U.S. Federal and U.S. state income tax purposes and shall be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code. Each Member agrees to report, on his or her own income tax returns for each year, each item of income, gain, loss, deduction and credit as reported by the Company to such Member on Schedule K-1 (or other similar tax report) issued by the Company to such Member for such year. Except as otherwise required by law, no Member shall take any reporting position that is inconsistent in any respect with any tax reporting position taken by the Company and, in the event of a breach by such Member of the provisions of this section, such Member shall be liable to the Company and the Members for any costs, liabilities and damages (including, without limitation, consequential damages) incurred by any of them on account of such breach.

10.4 Tax Elections; Determinations Not Provided for in Agreement. The Manager shall make or revoke any elections now or hereafter required or permitted to be made by the Code or any state or local tax law, and shall decide in a fair and equitable manner any accounting procedures and other matters arising with respect to the Company or under this Agreement that are not expressly provided for in this Agreement. The Company and all Members shall take any steps that may be necessary to elect partnership status for purposes of the Code and any applicable state or local tax law.

10.5 Partnership Audit Rules.

(a) The Manager shall be designated, in the manner prescribed by applicable law, as the Partnership Representative; *provided*, that the Manager may elect to appoint a different Partnership Representative in accordance with the applicable Regulations. The Manager is hereby authorized to take any actions necessary under the Partnership Audit Rules or other guidance to designate the Partnership Representative with respect to each taxable year of the Company (and the Partnership Representative is authorized to take any actions specified under the Partnership Audit Rules or any applicable state statute or local law). In exercising its authority as Partnership Representative under the Partnership Audit Rules, the Partnership Representative (if a party other than the Manager) shall at all times be subject to the direction of the Manager.

(b) Each Member shall indemnify and hold the Company, the Manager and the Partnership Representative harmless for such Member's respective portion of the financial burden of any "imputed underpayment" (as determined under Section 6225 of the Code) and associated interest, adjustments to tax and penalties arising from a company-level adjustment that are imposed on the Company. The fees and expenses incurred by the Company in connection with any audit or investigation of the Company, and all subsequent administrative and judicial proceedings arising out of such audit, and all expenses incurred by the Partnership Representative in serving as such, shall be an expense of the Company and shall be paid by the Company. Notwithstanding the foregoing, it shall be the responsibility of the Members, at their expense, to employ tax counsel to represent their respective separate interests. If the Partnership Representative is required by law or regulation to incur fees and expenses in connection with tax matters not affecting each of the Members, then the Partnership Representative may, in its sole and absolute discretion, seek reimbursement from or charge such fees and expenses to the Capital Accounts of those Members on whose behalf such fees and expenses were incurred.

(c) Each Member (i) expressly authorizes the Partnership Representative and the Company to take any and all action that is necessary, desirable or appropriate under applicable federal income tax law (as such law may be revised from time to time) to cause the Company to make the election set forth in Section 6226(a) of the Code if the Partnership Representative decides to make such election; and (ii) expressly agrees to take any action, and furnish the Partnership Representative with any information requested by the Partnership Representative, to give effect to such election. No Member shall file a notice with the Service under Section 6222(c)(1)(B) of the Code in connection with such Member's intention to treat an item on such Member's U.S. federal income tax return in a manner that is inconsistent with the treatment of such item on the Company's U.S. federal income tax return.

(d) The provisions of this section shall survive the termination of the Company or the termination of any Membership Interests and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Internal Revenue Service any and all matters regarding the federal income taxation of the Company or the Members (relating to the operations of the Company).

SECTION 11
GENERAL PROVISIONS

11.1 Interpretation.

(a) Article, Section, and Subsection headings are not to be considered part of this Agreement, are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof.

(b) Use of the terms "herein," "hereunder," "hereof" and like terms shall be deemed to refer to this entire Agreement and not merely to the particular provision in which the term is contained, unless the context clearly indicates otherwise.

(c) Use of the word "including" or a like term shall be construed to mean "including, but not limited to."

(d) Exhibits to this Agreement are an integral part of this Agreement.

(e) Words importing a particular gender shall include every other gender and words importing the singular shall include the plural and vice-versa, unless the context clearly indicates otherwise.

(f) Any reference to a provision of the Act shall be construed to be a reference to any successor provision thereof.

(g) Notwithstanding any other provision of this Agreement or otherwise applicable provision of law or equity, whenever in this Agreement, the Manager is permitted or required to make a decision (a) in its "sole discretion" or "discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider only such interests and factors as he desires, including its own interests and those of the Fund, and shall, to the fullest extent permitted by applicable law, have no duty (including any fiduciary duty) or obligation to give any consideration to any other interest of or factors affecting the Members or any other Person, or (b) in its "good faith" or under another expressed standard, the Manager shall not be subject to any other or different standards.

11.2 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE, CONSTRUCTION OR INTERPRETATION OF THIS AGREEMENT TO THE LAWS OF ANOTHER STATE.

11.3 Arbitration**.** Any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement (including any other agreement(s) contemplated hereunder), including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach or violation of statutory or common law protections from discrimination, harassment and hostile working environment), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement, shall be resolved by final and binding arbitration before a single arbitrator selected from and administered by JAMS, Inc. (or its successor) in accordance with its then-existing comprehensive arbitration rules and procedures. The arbitration shall be held in Washington, D.C. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS THAT MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS PARAGRAPH, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator's essential findings and conclusions on which the award is based.

11.4 Name and Mark**.** Each Manager and Member acknowledges that Tyler Tringas has authorized the Company (a) to use the names "Calm Company Fund" together with any associated logotype and website addresses and any other name or service mark that is assigned or licensed to the Company by Tyler Tringas (the "Name and Mark"), and (b) to license the Name and Mark to any Fund, on a royalty free basis. Notwithstanding any provision of this Agreement to the contrary, the Manager and Members acknowledge and agree that: (i) the Name and Mark are the property of Tyler Tringas and in no respect shall the right to use the Name and Mark be deemed an asset of the Company or any Fund; (ii) the Company's authority to use the Name and Mark may be withdrawn by Tyler Tringas at any time without compensation to the Company or any Fund; (iii) the Company has no right to license, sublicense, assign, or otherwise transfer any right, title or interest in or to the Name and Mark, except to the extent set forth in a separate written agreement with Tyler Tringas; (iv) no Manager or Member shall, by virtue of its ownership of an interest in the Company, hold any right, title or interest in or to the Name and Mark; (v) all goodwill and similar value associated with the Name and Mark are owned by, and shall accrue solely for the benefit of Tyler Tringas; and (vi) following the dissolution and liquidation of the Company, all right, title and interest in and to the Name and Mark shall be held solely by Tyler Tringas. Except as specifically authorized by Tyler Tringas in writing, in no event shall the Manager or Member use the Name and Mark for its own account. Upon termination of the Company, all right, title, claim and interest to the Name and Mark granted to the Company by Tyler Tringas shall revert to Tyler Tringas.

11.5 Binding Agreement. This Agreement shall be binding upon and inure to the benefit of each Member and his heirs, personal representatives, successors and assigns.

11.6 Severability. If any term or provision of this Agreement or any application of this Agreement shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

11.7 Entire Agreement. This Agreement (including the exhibits hereto) supersedes any and all other understandings and agreements, either oral or in writing, between the Members with respect to the Membership Interests and constitutes the sole and only agreement between the Members with respect to the Membership Interests.

11.8 Further Action. Each Member shall execute and deliver all papers, documents and instruments and perform all acts that are necessary or appropriate to implement the terms of this Agreement and the intent of the Members.

11.9 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written consent of the Manager; *provided*, *however*, that no such amendment may modify the limited liability of a Member; modify the indemnification and exculpation rights of the Indemnified Parties; or alter in any material respect the rights or protections of, any Member under this Agreement, in each case, without the consent of a majority-in-interest of such affected Members or each such Indemnified Party, as the case may be. The issuance of additional units of interest in the Company, even if such units have rights, preferences and privileges superior to the existing units in the Company shall not be considered an alteration in any material respects of the rights or protections of the Members under this Agreement.

11.10 Counterparts. This Agreement may be executed in original or by electronic transmission in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or to the same counterpart.

11.11 Opportunity To Consult Counsel. Each Member has had the opportunity to consult with their own legal counsel before executing this Agreement.

IN WITNESS WHEREOF, the Members have executed and adopted this Agreement effective as of the date first set forth above.

MANAGER:

Tyler Tringas

____

Tyler Tringas

INSERT COUNTERPART SIGNATURE PAGE

SIGNATURE PAGE TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
CALM COMPANY FUND, LLC

To be inserted

EXHIBIT A

SCHEDULE OF MEMBERS AND ASSIGNEES

Name	Address	Unit Type	Units	Percentage Interest
Tyler Tringas	382 NE 191st St #52077 Miami, FL 33179	Class A	18,000,000	100%

APPENDIX A
DEFINITIONS

1.1 For the purposes of this Agreement, certain terms shall be defined as set forth below unless the context otherwise requires.

(a) "**Act**" shall mean the Delaware Limited Liability Company Act, 6 Del. Code, Section 18 101, et. seq., as it may be amended from time to time, and any successor to said law.

(b) "**Affiliate**" means, with respect to any Person, any other Person Controlling, Controlled by, or under common Control with such Person.

(c) "**Agreement**" means this Amended and Restated Limited Liability Company Agreement, as it may be amended and restated from time to time.

(d) "**Capital Account**" means, with respect to any Member, the amount of such Member's initial Capital Contribution, increased or decreased as provided in this Agreement. Capital accounts for each Member will be maintained in accordance with the Treasury Regulations.

(e) "**Capital Contribution**" means the amount of money and the fair market value of any property other than money, as determined by the Manager, contributed to the Company by a Member.

(f) "**Certificate of Formation**" means the Certificate of Formation of the Company filed with the State of Delaware, as it may be amended from time to time.

(g) "**Class A Units**" means units of interest in the Company that are not Class CF Units.

(h) "**Class A Members**" means Members of the Company holding Class A Units.

(i) "**Class CF Units**" means the units of interest in the Company designated as Class CF Units. The Class CF Units have the economic rights described in this Agreement. The Class CF rights do not have any governance or voting rights whatsoever. The Class CF Units are participating on an economic basis only, and only with respect to carried interest received by the Company from its various Funds.

(j) "**Class CF Members**" means members holding Class CF Units.

(k) "**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

(l) "**Control**" means the possession, directly or indirectly, of the power to direct the management or policies of another, whether through the ownership of voting securities, by contract, or otherwise. "**Controlled**" and "**Controlling**" shall have corresponding meanings.

(m) "**Manager**" means Tyler Tringas and any successor or additional manager appointed pursuant to the provisions of this Agreement, but does not include any Person that has ceased to be a manager of the Company.

(n) "**Member**" means a Person executing this Agreement as a Member or any other Person hereafter admitted to the Company as a Member as provided in this Agreement, who is listed on Exhibit A, but does not include any Person who has ceased to be a Member of the Company.

(o) "**Membership Interest**" means the limited liability company interest of a Member in the Company.

(p) "**Percentage Interest**" is a Member's percentage interest in the Company determined by dividing the number of units held by them over all units held by all other unit holders.

(q) "**Person**" means any natural person or any firm, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trust, business trust, sole proprietorship, governmental authority or any division thereof, or other legal entity.

(r) "**Regulations**" means the Treasury Regulations promulgated under the Code, as such Regulations may be amended from time to time.

(s) "**Representative**" of a Person means that Person's directors, officers, partners, members, managers, employees and agents.

(t) "**Sale of the Company**" shall mean, in any one transaction or series of related transactions:

(i) the purchase or other acquisition by any one Person or more than one Person acting as a group, of interests of the Company that, together with any other interests held by such Person or group, constitutes more than fifty percent (50%) of the total combined value or of all classes of interests issued by the Company;

(ii) a merger or consolidation to which the Company is a party if the holders of interests prior to the effective date of such merger or consolidation have, immediately following the effective date of such merger or consolidation, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of less than fifty percent (50%) of the total combined value of all classes of securities issued by the surviving entity for the election of directors of the surviving entity; or

(iii) the purchase or other acquisition by any one Person, or more than one Person acting as a group, of all or substantially all of the combined assets of the Company and its subsidiaries.

(u) "**Transfer**" means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, gift or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, give or otherwise dispose of.

The following terms have the meanings given them in the below referenced sections of this Agreement.

Approved Sale	Section 8.08
Effective Date	Preamble
Formation Date	Section 2.01
Fund or Funds	Section 2.06
Fund Agreement or Fund Agreements	Section 2.11
Involuntary Transfer	Section 8.03
Liquidating Trustee	Section 9.02(d)
Permitted Transfer	Section 8.01(a)
Regulatory Allocations	Section 7.01(c)
Regulation CF	Section 2.10(a)(ii)
Management Fee Percentage	Section 5.02(a)
Name and Mark	Section 12.04
Transfer Expenses	Section 8.04

HELLOSIGN

Audit Trail

TITLE	Calm Company Fund Amended and Restated LLC Agreement 6.16.21
FILE NAME	Calm Company Fund...ement 6.16.21.pdf
DOCUMENT ID	531551e23688128097dab657d1779b60242d1dea
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Completed

Document History

SENT	**06 / 16 / 2021** 17:31:38 UTC	Sent for signature to Tyler Tringas (tyler@earnestcapital.com) from matt@earnestcapital.com IP: 96.255.118.252
VIEWED	**06 / 16 / 2021** 17:33:10 UTC	Viewed by Tyler Tringas (tyler@earnestcapital.com) IP: 24.10.144.16
SIGNED	**06 / 16 / 2021** 17:33:24 UTC	Signed by Tyler Tringas (tyler@earnestcapital.com) IP: 24.10.144.16
COMPLETED	**06 / 16 / 2021** 17:33:24 UTC	The document has been completed.